Exhibit 99.1

iQIYI Announces Proposed Offering of Convertible Senior Notes and Proposed Offering of American Depositary Shares

BEIJING, China, December 15, 2020 — iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced the commencement of a registered underwritten public offering by the Company of its convertible senior notes due 2026 (the “Notes”) and a registered underwritten public offering by the Company of American Depositary Shares, each representing seven Class A ordinary shares, par value $0.00001 per share, of the Company (the “ADSs”).

The Company proposes to offer US$800 million aggregate principal amount of the Notes, subject to market conditions. The Company also intends to grant the underwriters in the Notes offering a 30-day option to purchase up to an additional US$100 million aggregate principal amount of the Notes. The Notes will be senior, unsecured obligations of the Company. The Notes will mature on December 15, 2026, unless repurchased, redeemed or converted in accordance with their terms prior to such date. The Company may not redeem the Notes prior to maturity, unless certain tax-related events occur. Holders of the Notes may require the Company to repurchase all or part of their Notes in cash on August 1, 2024 or in the event of certain fundamental changes. Prior to the close of business on the business day immediately preceding June 15, 2026, the Notes will be convertible only if certain conditions are met. On or after June 15, 2026 until the close of business on the business day immediately preceding the maturity date, the Notes will be convertible at the option of the holders at any time. Upon conversion, holders will receive cash, ADSs or a combination of cash and ADSs, at the election of the Company. The interest rate, initial conversion rate and certain other terms of the Notes will be determined at the time of pricing of the Notes.

Concurrently with the offering of the Notes, the Company is offering an aggregate of 40,000,000 ADSs, subject to market conditions. The Company intends to grant the underwriters a 30-day option to purchase up to an aggregate of 6,000,000 additional ADSs.

The Company intends to use the net proceeds from the Notes offering and the ADS offering to expand and enhance its content offerings, strengthen its technologies and for working capital and other general corporate purposes.

The offering of the Notes is not contingent on the closing of the concurrent offering of the ADSs, and the concurrent offering of the ADSs is not contingent on the closing of the offering of the Notes.

Goldman Sachs (Asia) L.L.C., BofA Securities, Inc. and J.P. Morgan Securities LLC are acting as joint book-running managers for the offerings.

The Notes offering and the ADS offering will be made pursuant to an effective shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov. A preliminary prospectus supplement and accompanying prospectus related to the Notes offering have been filed with the SEC and will be available on the SEC’s website at www.sec.gov. A preliminary prospectus supplement and accompanying prospectus related to the ADS offering have been filed with the SEC and will be available on the SEC’s website at www.sec.gov.

Copies of the preliminary prospectus supplements and the accompanying prospectus related to the Notes offering and the ADS offering may also be obtained calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, BofA Securities, Inc. toll-free at 1-800-294-1322, or J.P. Morgan Securities LLC toll-free at 1-866-803-9204.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offerings of the Notes and the ADSs, and there can be no assurance that any of the offerings will be completed.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, professional user generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, online games, live broadcasting, IP licensing, talent agency, online literature and e-commerce etc. For more information, please visit http://ir.iqiyi.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the description of the proposed offering in this announcement contains forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com